UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER
Washington, D.C. 20549	001-37656

CUSIP NUMBER
FORM 12b-25	81734P107

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	September 30, 2017

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
NA

PART I
REGISTRANT INFORMATION

Full Name of Registrant	Sequential Brands Group, Inc.

Former Name if Applicable	N/A

Address of Principal Executive Office (Street and Number)	601 West 26th Street, 9th Floor

City, State and Zip Code	New York, NY 10001

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form
N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 9, 2017, Sequential Brands Group, Inc. (the "Company") determined that the Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 (the “10-Q”) with the Securities and Exchange Commission (the “SEC”) on a timely basis without unreasonable effort or expense in light of the circumstances described below.

On the morning of November 9, 2017, the Company issued a press release detailing its financial results for the quarter and period ended September 30, 2017 (the “Earnings Release”). Following the issuance of the Earnings Release, the Company’s stock price declined. The Company anticipated filing its 10-Q after the market closed on November 9, 2017, but in light of the decrease in the Company’s stock price, the Company briefly delayed the filing in order to evaluate certain technical accounting rules concerning non-cash charges. As a result, the Company was not in a position to file its 10-Q within the prescribed time-period for filing the 10-Q. On November 10, 2017, the Company concluded its evaluation of such technical rules and submitted its 10-Q to the SEC. The financial results for the quarter and period ended September 30, 2017 in the 10-Q are the same as presented in the Earnings Release.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrew Cooper	646	564-2577
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

 ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sequential Brands Group, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2017	By	/s/ Andrew Cooper
Andrew Cooper President and Interim Chief Financial Officer

Part IV(3) Explanation

On a GAAP basis, the net loss for the third quarter 2017 was $(24.2) million or $(0.38) per diluted share compared to net income for the third quarter 2016 of $1.3 million or $0.02 per diluted share. Included in the net loss for the third quarter 2017 were non-cash impairment charges of $36.5 million for indefinite-lived intangible assets related to the trademarks of five of the Company’s non-core brands.